UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D-A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Lincoln Educational Services Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

533535100

(CUSIP Number)

John A. Bartholdson

Juniper Investment Company, LLC

555 Madison Avenue, 24th Floor

New York, New York 10022

(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 29,2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 533535100	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,363,311
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,363,311
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 14 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,363,311
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,363,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 14 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,283,808
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,283,808
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 14 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,283,808
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,283,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 14 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,647,119
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,647,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,647,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) IA

Page 6 of 14 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 306,319
	8	SHARED VOTING POWER 3,647,119
	9	SOLE DISPOSITIVE POWER 306,319
	10	SHARED DISPOSITIVE POWER 3,647,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,953,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 14 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 193,965
	8	SHARED VOTING POWER 3,647,119
	9	SOLE DISPOSITIVE POWER 193,965
	10	SHARED DISPOSITIVE POWER 3,647,119
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 14 Pages

This Amendment No. 4 (the “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D Amendment No.3 filed with the Securities and Exchange Commission by the Reporting Persons on June 14, 2023 (the “Schedule 13D/A No. 3”), with respect to the Common Stock, no par value per share of Lincoln Educational Services Corporation (the “Issuer”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment relates to the Common Stock, no par value per share (the “Shares”), of the Issuer. The principal executive office of the Issuer is located at 14 Sylvan Way, Suite A, Parsippany, NJ 07054. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “LINC”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment is being filed to report a decrease in the Reporting Persons’ beneficial ownership percentage due to the sale of Shares by the Reporting Persons and to report a distribution of certain of the Shares as further described in Item 4 herein.

The Reporting Persons beneficially own an aggregate of 4,147,403 Shares the “Subject Shares”).

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by:

(i)       Juniper Targeted Opportunity Fund, L.P., a Delaware limited partnership (“Juniper Fund”).

(ii)     Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Fund (“Juniper HF II”).

(iii)     Juniper Targeted Opportunities, L.P., a Delaware limited partnership (“Juniper Targeted Opportunities”).

(v)      Juniper Targeted Opportunity Investors, LLC, a Delaware limited liability company and the general partner of Juniper Targeted Opportunities (“Juniper TO”).

(vi)     Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Fund and Juniper Targeted Opportunities (“Juniper Investment Company”).

(vii)    Alexis P. Michas, as a managing member of each of Juniper HF II, Juniper TO, and Juniper Investment Company; and

(viii)   John A. Bartholdson, as a managing member of each of Juniper HF II, Juniper TO, and Juniper Investment Company.

Page 9 of 14 Pages

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)       The principal business address of each of the Reporting Persons is 555 Madison Avenue, 24th Floor, New York, New York 10022.

(c)       The principal business of each of Juniper Fund and Juniper Targeted Opportunities is to invest in the capital stock of various companies. The principal business of Juniper HF II is to serve as the general partner of Juniper Fund. The principal business of Juniper TO is to serve as the general partner of Juniper Targeted Opportunities. Juniper Investment Company provides investment advisory and management services and acts as the investment manager of Juniper Fund and Juniper Targeted Opportunities. Each of Messrs. Michas and Bartholdson serves as managing member of Juniper HF II, Juniper TO, and Juniper Investment Company.

(d)       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of Messrs. Michas and Bartholdson is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following information:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information.

On February 27, 28, 29, and March 1,4, and 5, 2024, Juniper Targeted Opportunities, L.P. sold 322,415 shares at an aggregate sale price of approximately $3,277,938.53, which includes brokerage commissions, in the open market.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)       The percentages of ownership indicated in this Schedule 13D are calculated based on 31,759,322 Shares reported as outstanding as of February 29, 2024 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-K for the quarterly period ended December 31, 2023, as filed with the United States Securities and Exchange Commission on March 5, 2024.

Page 10 of 14 Pages

As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 4,147,403 Shares, constituting approximately 13.1% of the Issuer’s outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows:

(i)       Juniper Fund beneficially owned 2,363,311 Shares, constituting approximately 7.4% of the Issuer’s outstanding Shares as of the Record Date.

(ii)       Juniper Targeted Opportunities beneficially owned 1,283,808 Shares, constituting approximately 4.0% of the Issuer’s outstanding Shares as of the Record Date.

(iii)      Juniper HF II, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 2,363,311 Shares held by Juniper Fund, constituting approximately 7.4% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF II disclaims beneficial ownership of such Shares for all other purposes.

(iv)     Juniper TO, as the general partner of Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 1,283,808 Shares held by Juniper Targeted Opportunities, constituting approximately 4.0% of the Issuer’s outstanding Shares as of the Record Date. Juniper TO disclaims beneficial ownership of such Shares for all other purposes.

(v)      Juniper Investment Company, as the investment advisor of Juniper Fund and Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the 3,647,119 Shares collectively and directly held by each of Juniper Fund and Juniper Targeted Opportunities, constituting approximately 11.5% of the Issuer’s outstanding Shares as of the Record Date. Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(vi)     Each of Messrs. Michas and Bartholdson, as the managing member of Juniper HF II, Juniper TO, and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 3,647,119 Shares held by Juniper Fund, Juniper Targeted Opportunities, and Juniper Investment Company, constituting approximately 11.5% of the then outstanding Shares. Each of Messrs. Michas and Bartholdson disclaims beneficial ownership of such Shares for all other purposes.

(b)       Each of Juniper Fund and Juniper Targeted Opportunities has the sole power to vote or direct their respective vote of 2,363,311 and 1,283,808 and the sole power to dispose or direct the disposition of such Shares. Juniper HF II, Juniper TO, Juniper Investment Company and each of Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund and Juniper Targeted Opportunities, as applicable, the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

Page 11 of 14 Pages

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A attached hereto and incorporated by reference.

(d)       To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 is incorporated herein by reference.

Except as described in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A: Indemnification Agreement

In connection with the appointment of Mr. Bartholdson to the board of directors of the Issuer, Mr., Bartholdson entered into an Indemnification Agreement, dated as of November 14, 2019, with the Issuer pursuant to which the Issuer provided indemnification and insurance coverage to Mr. Bartholdson as director of the board of director of the Issuer.

References to and the description of the Indemnification Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Indemnification Agreement, which is incorporated by reference to Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on November 22, 2019.

Exhibit B: Joint Filing Agreement

A Joint Filing Agreement (incorporated by reference herein to Exhibit B of the Schedule 13D Amendment No.1 filed by the Reporting Persons on December 1, 2022).

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 5, 2024

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By: Juniper HF Investors II, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER HF INVESTORS II, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER TARGETED OPPORTUNITIES, L.P.

By: Juniper Targeted Opportunity Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER TARGETED OPPORTUNITY INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

Page 13 of 14 Pages

By : /s/ Alexis P. Michas
ALEXIS P. MICHAS

By : /s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 14 of 14 Pages

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Reporting Person	Date of Transaction	Number of Shares Sold	Price Per Share	Low Price	High Price
Juniper Targeted Opportunities, L.P	27-Feb-24	169,592	$10.13	$10.02	$10.20
Juniper Targeted Opportunities, L.P	29-Feb-24	73,241	$10.09	$10.04	$10.16
Juniper Targeted Opportunities, L.P	28-Feb-24	70,000	$10.22	$10.05	$10.26
Juniper Targeted Opportunities, L.P	1-Mar-24	6,423	$10.01	$10.00	$10.05
Juniper Targeted Opportunities, L.P	4-Mar-24	2,331	$10.00	$10.00	$10.02
Juniper Targeted Opportunities, L.P	5-Mar-24	828	$10.00	$10.00	$10.00

*The Price Per Share reported above is a weighted average price. The Shares were sold in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.